

SEC 09056554 MMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-53363

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/08 (MM/DD/YY) AND ENDING 12/31/08 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION


SECURITIES AND EXCHANGE COMMISSION
RECEIVED
MAR 2 2009
BRANCH OF REGISTRATIONS AND
EXAMINATIONS
03

NAME OF BROKER-DEALER:

EQUITEC PROPRIETARY MARKETS, LLC

OFFICIAL USE ONLY
FIRM ID NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

111 W Jackson Boulevard, 20th Floor
(No. and Street)

Chicago	Illinois	60604
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Fred Goldman 312-692-5075
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

McGladrey & Pullen, LLP
(Name – if individual, state last, first, middle name)

One South Wacker Drive, Suite 800	Chicago	Illinois	60606-3392
(Address)	**(City)**	**(State)**	**(Zip Code)**

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2).*

Potential Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a current valid OMB control number.

SEC 1410 (06-02)

OATH OR AFFIRMATION

I, Fred Goldman, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of EQUITEC PROPRIETARY MARKETS, LLC, as of December 31, 2008, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer.

Sworn and subscribed to me on the

26th day of February, 2009



Notary Public



OFFICIAL SEAL
MARY NOVOTNY
NOTARY PUBLIC, STATE OF ILLINOIS
MY COMMISSION EXPIRES 1-25-2010



Signature

Chief Financial Officer

Title

This report** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Cash Flows.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statement of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [ ] (o) Independent Auditors' Report on Internal Control.

**For conditions of confidential treatment of certain portions of this filing, see Section 240.17a-5(e)(3).

Contents

McGladrey & Pullen

Certified Public Accountants

Independent Auditor's Report

To the Member
Equitec Proprietary Markets, LLC

We have audited the accompanying statement of financial condition of Equitec Proprietary Markets, LLC (the Company) as of December 31, 2008 that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit of the statement of financial condition provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Equitec Proprietary Markets, LLC as of December 31, 2008 in conformity with accounting principles generally accepted in the United States of America.

McGladrey & Pullen, LLP

Chicago, Illinois
February 27, 2009

Equitec Proprietary Markets, LLC

Statement of Financial Condition
December 31, 2008

Assets	
Cash	$ 519,930
Securities and derivatives owned, at fair value (pledged)	1,108,446,394
Due from clearing broker	191,415,463
Dividends receivable	1,755,991
Rebates receivable	100,000
Other assets	740,093
Total assets	$ 1,302,977,871
Liabilities and Member's Equity	
Liabilities	
Securities and derivatives sold, not yet purchased, at fair value	$ 1,281,668,605
Notes payable	5,950,000
Accounts payable and accrued expenses	1,893,224
	1,289,511,829
Member's equity	13,466,042
Total Liabilities and Member's Equity	$ 1,302,977,871

See Notes to Statement of Financial Condition.

Note 1. Nature of Organization and Significant Accounting Policies

Equitec Proprietary Markets, LLC (the Company) is a limited liability company organized under the laws of the State of Illinois, and is registered as a broker-dealer with the Securities and Exchange Commission (SEC). The Company conducts market-making and proprietary trading activities in exchange-traded securities and derivative financial instruments. All trades are cleared through another broker-dealer. The Company also provides access to its trading software for affiliated and nonaffiliated entities. The Company is a wholly owned subsidiary of Equitec Group, LLC (Group).

The following is a summary of the Company's significant accounting policies:

Use of Estimates: The preparation of the financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of the Company's assets, liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Securities and Derivative Financial Instruments: Securities and derivative financial instrument transactions are recorded on trade date. Exchange-traded securities and derivative financial instruments are carried at fair value, based on quoted market prices, with unrealized gains and losses reflected in net trading gains.

Amounts receivable and payable for securities transactions that have not reached their contractual settlement date are recorded net on the statement of financial condition.

Income Taxes: The Company is not liable for federal income taxes as the member recognizes the Company's income or loss in its tax return. Accordingly, no provision or benefit for federal income taxes has been made in these financial statements.

Recent Accounting Pronouncements: In June 2006, the Financial Accounting Standards Board (FASB) issued FASB Interpretation No. 48 (FIN 48), *Accounting for Uncertainty in Income Taxes – an interpretation of FASB Statement No. 109.* FIN 48 clarifies the accounting for uncertainty in income taxes recognized in an enterprise's financial statements in accordance with FASB Statement No. 109, *Accounting for Income Taxes*. FIN 48 prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. FIN 48 also provides guidance on derecognition of tax benefits, classification on the balance sheet, interest and penalties, accounting in interim periods, disclosure, and transition.

In December 2008, the FASB provided for a deferral of the effective date of FIN 48 for certain nonpublic enterprises to annual financial statements for fiscal years beginning after December 15, 2008. The Company has elected this deferral and accordingly will be required to adopt FIN 48 in its 2009 annual financial statements. Prior to adoption of FIN 48, the Company will continue to evaluate its uncertain tax positions and related income tax contingencies under Statement No. 5, *Accounting for Contingencies*. SFAS No. 5 requires the Company to accrue for losses it believes are probable and can be reasonably estimated. Management is currently assessing the impact of FIN 48 on its financial position and results of operations and has not yet determined if the adoption of FIN 48 will have a material effect on its financial statements.

Note 2. Fair Value of Financial Instruments

Effective January 1, 2008, the Company adopted Statement of Financial Accounting Standards No. 157, *Fair Value Measurements* (SFAS No. 157). SFAS No. 157 defines fair value, establishes a framework for measuring fair value and expands disclosures about fair value measurements.

SFAS No. 157 defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. SFAS No. 157 requires the use of valuation techniques that are consistent with the market approach, the income approach and/or the cost approach. Inputs to valuation techniques refer to the assumptions that market participants would use in pricing the asset or liability. Inputs may be observable, meaning those that reflect the assumptions market participants would use in pricing the asset or liability developed based on market data obtained from independent sources, or unobservable, meaning those that reflect the reporting entity's own assumptions about the assumptions market participants would use in pricing the asset or liability developed based on the best information available in the circumstances. In that regard, SFAS No. 157 establishes a fair value hierarchy for valuation inputs that gives the highest priority to quoted prices in active markets for identical assets or liabilities and the lowest priority to unobservable inputs. The fair value hierarchy is as follows:

Level 1: Unadjusted quoted prices for identical assets or liabilities in active markets that the entity has the ability to access as of the measurement date.

Level 2: Significant observable inputs other than Level 1 prices such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data.

Level 3: Significant unobservable inputs that reflect a reporting entity's own assumptions about the assumptions that market participants would use in pricing an asset or liability.

The following summarizes the Company's assets and liabilities accounted for at fair value at December 31, 2008 using the fair value hierarchy of SFAS No. 157:

	Securities and Derivatives Owned	Securities and Derivatives Sold, Not Yet Purchased
Equity securities	$ 47,621,545	$ 46,578,252
Equity options	1,018,717,379	1,137,733,856
Options on futures contracts	42,107,470	97,356,497
	$ 1,108,446,394	$ 1,281,668,605

As of December 31, 2008, all securities and derivatives owned and securities and derivatives sold, not yet purchased trade in active markets and are valued using quoted active market prices, broker or dealer quotations or alternative pricing sources with reasonable levels of price transparency are classified within Level 1 of the fair value hierarchy.

Substantially all of the Company's other assets and liabilities are considered financial instruments and are either short-term or replaceable on demand. Therefore, their carrying amounts approximate their fair values.

Note 3. Related-Party Transactions

The Company has a revolving loan agreement with Group that provides for borrowings of up to $10,000,000 at an annual rate of two times the federal funds rate plus 90 basis points and matures on May 7, 2011.

The Company is reimbursed for certain expenses, including office space and administrative services, that are shared with affiliated entities.

At December 31, 2008, other assets include $100,000 due from these affiliated entities for order routing services.

Note 4. Commitments and Contingencies

In the normal course of business, the Company is subject to various claims, litigation, regulatory and arbitration matters. Because these claims and matters are at preliminary stages, management is unable to predict their outcome. Although the effect of these claims and matters cannot be determined, management of the Company believes, after consultation with legal counsel, that the resolution of these matters will not result in any material adverse effect upon the Company's financial position or results of operations.

Note 5. Indemnifications

In the normal course of business, the Company enters into contracts that contain a variety of representations and warranties that provide indemnifications under certain circumstances. The Company's maximum exposure under these agreements is unknown, as this would involve future claims that may be made against the Company that have not yet occurred. Management of the Company expects the risk of loss to be remote.

Note 6. Financial Instruments with Off-Balance-Sheet Risk

In connection with its market-making and proprietary trading activities, the Company enters into various transactions involving derivative financial instruments, primarily exchange-traded equity options and futures contracts. Options held provide the Company with the opportunity to deliver or take delivery of specified financial instruments at a contracted price. Options written obligate the Company to deliver or take delivery of specified financial instruments at a contracted price in the event the option is exercised by the holder. Futures contracts provide for the delayed delivery or purchase of financial instruments at a specified future date at a specified price or yield. These derivative financial instruments may have market risk and/or credit risk in excess of the amounts recorded in the statement of financial condition.

Market Risk: Derivative financial instruments involve varying degrees of off-balance-sheet market risk. Changes in the market values of the underlying financial instruments may result in changes in the value of the derivative financial instruments in excess of the amounts reflected in the statement of financial condition. Exposure to market risk is influenced by a number of factors, including the relationships between financial instruments and the volatility and liquidity in the markets in which the financial instruments are traded. In many cases, the use of derivative and other financial instruments serves to modify or offset market risk associated with other transactions and, accordingly, serves to decrease the Company's overall exposure to market risk. The Company attempts to manage its exposure to market risk arising from the use of these financial instruments through various analytical monitoring techniques.

In addition, the Company sells securities it does not currently own and will therefore be obligated to purchase such securities at a future date. The Company has recorded these obligations in the statement of financial condition at December 31, 2008, at the fair value of the related securities and would incur a loss if the fair value of the securities were to increase subsequent to December 31, 2008.

Note 6. Financial Instruments with Off-Balance-Sheet Risk, *Continued*

Credit Risk: Credit risk arises from the potential inability of counterparties to perform in accordance with the terms of the contracts. The Company's exposure to credit risk associated with counterparty nonperformance is limited to the current cost to replace all contracts in which the Company has a gain. Exchange-traded financial instruments generally do not give rise to significant counterparty exposure due to the cash settlement procedures for daily market movements or the margin requirements of the individual exchanges.

Concentration of Credit Risk: All trades of the Company are cleared through Goldman Sachs Execution & Clearing, LP, the Company's clearing broker. In the event this counterparty does not fulfill its obligation, the Company may be exposed to risk. The risk of default also depends on the creditworthiness of the counterparties to these transactions. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

The Company maintains cash in its trading accounts at its clearing broker and in bank deposit accounts. The cash in bank deposit accounts, at times may exceed federally insured limits. The Company has not experienced any losses in such accounts. Management believes the Company is not exposed to any significant credit risk on cash.

At December 31, 2008, cash, securities and derivatives on deposit with the Company's clearing broker collateralize amounts due to the clearing broker and securities and derivatives sold, not yet purchased.

Note 7. Net Capital Requirements

The Company is subject to the SEC Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. The rule also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At December 31, 2008, the Company had net capital of $11,256,435, which was $10,733,553 in excess of its required net capital of $522,882. The Company's net capital ratio was 0.70 to 1.

Note 8. Subsequent Events

Subsequent to December 31, 2008, the member has made contributions of $5,850,000.

McGladrey & Pullen
Certified Public Accountants

Equitec Proprietary Markets, LLC

Statement of Financial Condition

December 31, 2008

Filed as PUBLIC information pursuant to Rule 17a-5(d) under the Securities Exchange Act of 1934.